Exhibit 1

ASX Release

16 February 2011

Moody’s to Review ratings of Major Australian Banks

Westpac Banking Corporation has been advised by Moody’s Investors Service that Westpac’s Aa1 long-term, senior unsecured debt rating has been placed on review for possible downgrade.  Moody’s has announced this as part of a review of the debt ratings of all the four major Australian banks. Moody’s anticipates that after the conclusion of the review, the major banks’ long-term, senior unsecured debt rating will remain within the Aa category.

Westpac’s Bank Financial Strength Rating (BFSR) of B, assigned by Moody’s, which reflects its stand-alone credit profile, was also placed on review.

At the same time, Moody’s has affirmed the bank’s short-term rating of Prime-1 with a stable outlook.

In announcing the review, Moody’s said it will assess the Australian banking system’s structural sensitivity to conditions in the wholesale funding market.

Westpac continues to attract strong investor support for its wholesale funding. The Group has taken a number of steps in recent years to diversify its funding sources and improve its funding tenor, allowing it to continue to support its customers.

Moody’s notes that, “The Banks have reduced their sensitivity to market shocks by increasing the average tenor of their wholesale funding and by increasing liquid asset coverage of their short-term maturities”. Moody’s also notes that, “in many other respects Australia’s major banks continue to exhibit strong credit characteristics,” and that their “capital is also much improved, providing a buffer against asset quality shocks and facilitating the transition to Basel III”.

Moody’s has also placed the major New Zealand banks on review for possible downgrade. As a result, the Aa2 long-term debt and deposit ratings of Westpac New Zealand Limited (WNZL), as well as its C+ BSFR, is on review for possible downgrade. Moody’s noted that, “The review of New Zealand major banks will be largely impacted by the review currently undertaken on their respective parent banks”.

Any change to ratings may also impact the ratings of subsidiary companies.

Westpac Banking Corporation is rated AA / Stable / A-1+ by Standard and Poor’s and AA / Stable / F1+ by Fitch ratings.

The Moody’s review does not impact the ratings of the current Series 2011-1 WST Trust RMBS transaction.

For Further Information

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8253 3510	Ph: 02 8253 4008
Ph: 0419 683 411	Ph: 0438 284 863

Westpac Banking Corporation ABN 33 007 457 141